Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: February 11, 2015

11 February 2015

TELECITY GROUP PLC

Telecity Group plc results for the year ended 31 December 2014

TelecityGroup delivers profitable growth, solid operational results and increased shareholder returns

Telecity Group plc (‘TelecityGroup’, ‘the Group’ or ‘the Company’), a European provider of carrier-neutral data centres, today announces its results for the year ended 31 December 2014.

Financial highlights

•        Revenue up 7.1% to £348.7m and up 9.2% on an organic currency neutral (‘OCN’) basis(1)

•        Adjusted(2) EBITDA(1) up 6.8% to £163.7m and up 9.5% on an OCN basis

•        Adjusted EBITDA margin stable at 47.0% (2013: 47.1%)

•        Adjusted diluted EPS up 7.4% to 39.2p and up 10.4% on an OCN basis

Operational highlights

•        Sold power percentage(1) up 130bps to 73.3%

•        Significant reduction in churn rates in second half of 2014

Shareholder returns

•        Proposed final dividend up 28.6% to 9.0p per share, total 2014 dividend up 28.6% to 13.5p

•        Dividend payment expected to rise to 50% of EPS over the next 3 years

•        Announcement of £400m 3-year share buy-back programme

•        Capital structure review completed with target leverage reset to up to 3 times net debt to EBITDA

•        New £600m 5-year senior debt facility signed 30 January 2015

Outlook

•        Positive 2015 outlook confirmed, with a strong on-going focus on capital discipline

•        Expect to continue to build on current strong growth rates and profitability in the medium term

Non-binding agreement on all-share merger with InterXion Holdings N.V

•        Today the Group announces that it has reached a non-binding agreement on an all-share merger with InterXion

•        Complementary strengths to fulfil the expanding product, service and geographic needs of our customers

•        Total synergies with a net present value of approximately £600m identified

•        John Hughes to continue as Executive Chairman until completion of the proposed transaction after which he would become Chairman of the combined group

•        For further details please see the announcement titled “TelecityGroup and InterXion reach non-binding agreement on all-share merger” released today

Statutory equivalent

The above highlights are based on the Group’s adjusted results. A full reconciliation between the adjusted and statutory results is contained in note 2. Where different, the statutory equivalents of the above results are shown below. These include the effect of exceptional items of £18.5m (2013: £5.2m) on a pre-tax basis, of which non-cash items accounted for 70.9% (2013: 23.3%) of the total.

•        Operating profit down 7.5% to £90.0m (2013: £97.4m)

•        Diluted EPS down 8.4% to 29.4p (2013: 32.1p)

(1)         A glossary of terms is included in note 17.

(2)         Adjusted to exclude intangible asset amortisation, other financing items and exceptional items (note 2).

John Hughes, TelecityGroup Executive Chairman, said:

“I am pleased with the progress that TelecityGroup has made in 2014. We experienced good trading conditions and have delivered a solid operating and financial performance.

During 2014 we undertook a review of our capital structure, capital allocation and operational priorities. Our focus has been on maximising cash generation from profitable growth and has included increased emphasis on capital discipline to enhance cash flow generation and consequently returns to shareholders. Following this review, and given the highly visible and recurring nature of our revenue streams, the board has determined that it is appropriate for the Group to operate at a leverage level(1) of up to 3.0 times net debt to EBITDA.

Due to our on-going confidence in the future prospects of the Group and our commitment to capital discipline, the board proposes a 28.6% increase in dividends. In addition, I am pleased to announce an intention to move to a 50% dividend pay-out ratio and repurchase £400m of shares over the next 3 years.

In addition to today’s update on the existing TelecityGroup business, I am delighted to announce that the boards of TelecityGroup and InterXion have reached a non-binding agreement on an all share merger. We are confident that this combination represents an extremely compelling combination for all stakeholders of both companies.”

For further information, please contact:

TelecityGroup

Investors

Rosie Wilkins                                                                                                                       +44 (0)20 3229 1138

Media

James Tyler                                                                                                                               +44 (0)20 7001 0076

Brunswick

Sarah West / Ben Fry                                                                             +44 (0)20 7404 5959

Notes to Editors

Telecity Group plc

TelecityGroup is a provider of carrier-neutral data centres in Europe, operating highly-connected facilities in key cities.

These data centres are the places in which the separate networks that make up the internet meet and where bandwidth-intensive applications, content and information are hosted. As such, they are the key network hubs, or enabling environments, of the European digital economy. TelecityGroup’s customers take advantage of the highly-connected facilities to operate, store, share, distribute and access digital media, IT applications and information effectively and efficiently.

Telecity Group plc is listed on the London Stock Exchange (LSE: TCY).

www.telecitygroup.com/investor

The content of the Telecity Group plc website should not be considered to form a part of or be incorporated into this announcement.

Cautionary note regarding forward-looking statements

This announcement has been prepared by the Company and no one else and is for information purposes only. This announcement includes statements relating to the business, financial performance and results of the Company and/or the industry that the Company operates in that are forward-looking in nature (all statements other than statements of historical facts could be deemed to be forward-looking statements). By their nature, these forward-looking statements involve numerous assumptions, uncertainties and opportunities, both general and specific. Accordingly, the actual results, performance or achievements of the Company may be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, due to known and unknown risks, uncertainties and other factors. None of the Company nor any other person guarantees that the assumptions that underpin any such forward-looking statements are free from errors, nor do they accept responsibility for the future accuracy of any of the opinions expressed in this announcement. These forward-looking statements speak only as at the date of this document and, except as required by the Listing Rules and applicable law, the Company undertakes no obligation to update or change any forward-looking statements to reflect events occurring after the date such statements are published. The past business and financial performance of the Company is not to be relied on as an indication of its future performance.

Cautionary note regarding non-binding agreement

Forward-looking statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from a transaction with Interxion and are generally identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “will”, “may”, “continue”, “should”, and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of TelecityGroup, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

TelecityGroup does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise, except to the extent legally required.

No statement in this announcement is intended as a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that earnings per TelecityGroup or Interxion ordinary share for any period would necessarily match or exceed the historical published earnings per TelecityGroup or Interxion shares.

Important information

This announcement is for informational purposes only and is not intended to, and does not, constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement has been prepared in accordance with English law and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside of the United Kingdom.

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this announcement. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Operating Review

Group overview

TelecityGroup experienced good trading conditions in 2014 and delivered solid financial results. We met all the guidance metrics given at the beginning of the year, with healthy growth in revenue, a robust margin performance and a disciplined approach to capital expenditure.

During the year the Group’s priorities were delivering profitable growth across the estate, improving discipline around capital allocation, refreshing the approach to sales and marketing, particularly in the UK, and product development through initiatives such as our Strategic Accounts Programme and the Cloud-IX service platform. Our new Strategic Accounts Programme has been designed and implemented to generate a deeper and enhanced relationship with certain key customers to ensure that we are fully aligned and positioned to service their needs.

Despite the weak Eurozone macroeconomic backdrop in 2014, our Rest of Europe business was particularly strong, highlighting the resilience and relevance of our business model to our customers and the robust market demand, driven by the continuing growth in the digital economy. The UK business, supported by the increased focus on sales and marketing, generated high levels of gross order wins in 2014, a trend we expect to continue going forward. The effect of these strong wins on UK revenue growth was suppressed by the previously forecast elevated levels of churn. However they stand us in good stead for 2015 when churn is expected to reduce as we have already seen in the second half of 2014.

The integration of the Bulgarian and Polish businesses acquired in 2013 is progressing well. We expect these businesses, which also incorporate the largest Polish internet exchange, to make good contributions in the medium term, both through the growth that they deliver locally and also the new expertise that they have brought to the Group. Whilst we continue to recognise the long-term potential of the Turkish market, the upgrade and integration of the acquired business has taken longer than we originally expected. Our expectation of the medium-term performance of this business has reduced and as a result an impairment charge has been made in respect of this investment. We continued to make good progress in Finland during the year, on both operational and commercial fronts and have implemented actions to ensure that the business continues to improve in 2015. Any future inorganic expansion will be assessed against both organic investment and returns to shareholders.

In addition, and as communicated at the Capital Markets Day in September, the Group has conducted a full review of its capital structure, allocation and returns which are detailed in this report.

Group Review

A summary of the Group performance is contained in the table below:

	Year ended	Year ended			Organic
	31	31			currency
	December	December			neutral(1)
	2014	2013	Change		Change
Revenue (£’m)	348.7	325.6	7.1%		9.2%
Adjusted EBITDA (£’m)	163.7	153.2	6.8%		9.5%
Adjusted EBITDA margin (%)	47.0	47.1	(10	)bps	20	bps
Adjusted diluted EPS (pence per share)	39.2	36.5	7.4%		10.4%
DPS (pence per share)	13.5	10.5	28.6%		28.6%
Churn (annual percentage)	9.4	9.0	40	bps	60	bps
Capital expenditure (£’m)	129.3	117.3	10.2%		13.3%

Demand for carrier-neutral data centres remains robust across TelecityGroup’s markets. The Group saw a 14.8% increase in the level of gross order wins in 2014 with good contributions from both the UK and Rest of Europe businesses.

During the year, TelecityGroup continued to experience incremental demand from a broad base of customer sectors, with the strongest demand coming from our content and connectivity customers, in particular in Amsterdam, Dublin and London. As in previous years, the majority of TelecityGroup’s organic order book growth was driven by new and extended orders from its existing customer base.

The Group continues to focus on optimising the utilisation of available capacity within the existing portfolio, whilst simultaneously increasing the rigour and discipline around the delivery of incremental capacity. The Group’s key focus over the past year and looking into the future is to ensure capacity is brought on line in markets where existing capacity is approaching full occupancy, where TelecityGroup has a strong market position and where there is a robust pricing and demand outlook. At the year end the Group sold power percentage(1) had increased by 130bps to 73.3% (2013: 72.0%).

(1)         A glossary of terms is included in note 17.

The increase in the sold power percentage was achieved at the same time as we increased year-on-year available customer power(1) by 13.1% to 111.7MW (2013: 98.8MW) due to a 15.1% increase in year-on-year MWs under contract to our customers. During the year, significant additions of available customer power included 5.0MW in Amsterdam, 2.6MW in Stockholm, 2.4MW in Frankfurt and 1.9MW in Helsinki to fulfil an existing customer commitment and 1.0MW in Sofia. The previously announced closure of Prospect House in London reduced available customer power by 0.5MW, which was offset by small additions elsewhere in the portfolio. Details of more minor capacity additions are contained in the segmental performance section.

At the year end total announced customer power(1) increased 7.4% to 164.5MW (2013: 153.1MW). Whilst each element of this potential investment was tested against the Group’s investment criteria at the planning stage, these assessments will be updated at the prevailing market and trading conditions before any investments are actually contractually committed.

Market pricing has held up well over the course of 2014 and pricing has shown an overall marginal increase on 2013 levels. However, the Group’s blended average price has reduced as the majority of growth has come from our newer sites. These newer sites tend to command marginally lower prices, due to stage of maturity, but are still able to achieve attractive returns on investment due to operational and construction efficiencies.

In addition to the blend effect of sales, revenue per sold kW(1) has been impacted by foreign exchange movements and non-trading items, comprising the closure of the non-core Finnish operations and the reduction in sub-lease income at Harbour Exchange. Whilst the total reduction in revenue per sold kW in 2014 was 9.6% to £4,531 (2013: £5,012), the effect of foreign exchange movements and non-trading items was 3.1% and 2.1% respectively. Of the remaining movement, the blend effect is 4.9% offset by a small increase in underlying pricing of 0.5%. The largest contributors to the blend effect of sales in 2014 were Amsterdam 5 and Helsinki 4.

The trends described above for revenue per sold kW flow through to EBITA per sold kW(1) due to the stable EBITDA margin. The increase in depreciation year-on-year, described below, contributed a further 1.1% reduction resulting in a in EBITA per sold kW for the current year of £1,478 (2013: £1,655).

Segmental performance

United Kingdom (‘UK’)

A summary of the UK performance is contained in the table below:

	Year ended	Year ended
	31	31
	December	December			Underlying(a)
	2014	2013	Movement		movement
Revenue (£’m)	146.9	143.9	2.1%		5.3%
EBITDA (£’m)	69.4	69.1	0.4%		2.2%
EBITDA margin (%)	47.2%	48.0%	(80	)bps	(140	)bps

(a)         Adjusted for the closure of Prospect House and the reduction in Harbour Exchange sub-lease income.

TelecityGroup’s UK business encompasses strong positions in London and Manchester. London is one of the world’s primary internet hubs and Manchester is the UK’s second-largest internet hub, positioning the UK business well for the continued growth in the digital economy.

The UK business has made solid progress during the year with gross order wins increasing 9.6% compared to the prior year. These order wins were well distributed across the UK’s three markets of London Docklands, London Powergate and Manchester. The wins were particularly strong in the core London Docklands market, where growth came both from the expansion of existing customers and deployments by new customers, underlining the continued attractiveness of this market for connected businesses.

Wins also continued to be strong at the London Powergate site, driven by demand from enterprises as they evolve their requirements and leverage the evolving cloud-based ecosystem at the site. This site is one of the division’s key locations producing growth and margins in excess of the divisional average. The UK’s managed services capabilities provides a differentiated offering for enterprises who are increasingly attracted to the opportunities for hybrid IT deployments, which include elements ranging from owned IT equipment to public cloud services.

Churn remained elevated in the UK throughout 2014, but reduced in the second half of the year, as we had expected. The total annualised churn rate was 14.1% (2013: 6.9%), which included the closure of a small data centre in London (Prospect House) in the first half of the year and a reduction in sub-lease income at Harbour Exchange. Excluding these amounts the underlying churn rate was 10.1% (2013: 6.5%). The underlying increase relates mainly to customers returning underutilised capacity at contract renewal, due to factors including previous over-ordering, and data centre services consolidation following customers merging or being acquired. Whilst this elevated churn has suppressed revenue growth in 2014, we expect growth rates to improve in the medium term as order wins remain at solid levels, and churn rates reduce. Increased focus on churn mitigation commenced in 2014, including more sophisticated account planning, which has begun to drive improvements.

Revenue increased 2.1% to £146.9m (2013: £143.9m). A number of items impacted revenue growth including the closure of Prospect House and the reduction in sub-lease income from the Harbour Exchange site. Adjusting for these items, the underlying revenue growth was 5.3%. Sub-leases at Harbour Exchange with an annual value of £3.3m were exited at the end of Q3 2014, the full-year effect of this will be incurred in 2015.

Adjusted EBITDA increased marginally by 0.4% to £69.4m (2013: £69.1m), reflecting the 2.1% revenue growth being offset by a 3.7% increase in operating costs. Increased operating costs of £77.6m (2013: £74.8.m) were driven by a combination of an increase in power costs due to a higher cost per unit and volume usage from new and existing customers, along with an increase in staff costs mainly driven by increased commissions due to the sales performance. Partly offsetting these increases was a reduction in property costs following the closure of Prospect House.

TelecityGroup’s UK available power decreased 1.3% to 36.8MW (2013: 37.3MW) following the previously announced closure of Prospect House. Further additions to London Powergate and Manchester are expected during 2015.

At the year end, 68.1% (2013: 67.1%) of available customer power was sold to customers. Revenue per sold kW decreased by 2.1% to £5,871 (2013: £5,997) mainly due to the blend effect of sites. On an underlying basis, adjusting for the reduction in sub-lease income and the closure of Prospect House, revenue per sold kW increased by 0.3%, reflecting a stable pricing environment. EBITA per kW decreased by 5.4% to £2,045 (2013: £2,161) as a result of the reduction in EBITDA margin.

Rest of Europe (‘RoE’)

A summary of the RoE performance is contained in the table below:

	Year ended	Year ended
	31	31
	December	December			Underlying(a)
	2014	2013	Movement		movement
Revenue (£’m)	201.8	181.6	11.1%		16.5%
EBITDA (£’m)	94.3	84.1	12.1%		17.2%
EBITDA margin (%)	46.8%	46.3%	50	bps	30	bps

(a)         Adjusted for foreign exchange, acquisitions and the closure of Finnish non-core businesses.

TelecityGroup’s RoE business encompasses market positions in Amsterdam, Dublin, Frankfurt, Helsinki, Istanbul, Milan, Paris, Sofia, Stockholm and Warsaw. The largest of these markets in terms of 2014 revenue and EBITDA contribution to the Group are Amsterdam, Stockholm, Dublin and Frankfurt.

The RoE division experienced strong trading conditions in 2014. Gross order wins have increased 24.4% year-on-year on a currency neutral basis, with Amsterdam, Dublin and Stockholm continuing to be particularly strong. Frankfurt has also had a good year due in part to a significant expansion of an existing financial services customer. The very strong sales in AMS5 during 2014 will recede as this site reaches practically full capacity. Future sales growth is expected to be generated from the AMS6 site which shall become operational during 2015.

Customer churn levels decreased to 6.0% (2013: 10.6%). Similar to the UK, second half churn was lower than the first half of the year.

Revenue increased 11.1% to £201.8m (2013: £181.6m) and on an underlying basis(a) revenue increased 16.5%. Whilst the absolute increase in revenue was £20.2m, on an underlying basis it was £28.4m, with the largest contributors being Amsterdam £11.1m, Dublin £3.8m, Stockholm £3.4m and Frankfurt £2.5m. The reported results of all the businesses were affected by the strengthening of Sterling, especially Sweden where the average exchange rate has moved 10.8% from 2013 to 2014.

Adjusted EBITDA increased by 12.1% to £94.3m (2013: £84.1m) and on an underlying basis(a) EBITDA increased 17.2%. Whilst the absolute increase in EBITDA was £10.2m, on an underlying basis it was £13.8m, with the largest contributors being Amsterdam £8.2m, Dublin £1.4m, Stockholm £1.4m and Frankfurt £1.2m.

Available customer power increased 21.8% to 74.9MW (2013: 61.5MW) due to additional announced capacity being brought online in all locations with the exception of Ireland and Italy. The most material components of this have been mentioned in the Group Review, with smaller elements relating to Paris (0.5MW), Warsaw (0.5MW) and Istanbul (0.2MW). These were partially offset by a reduction of 0.8MW in Milan for which additional investment was needed to maintain the existing capacity. Based on the current capacity in Milan this additional investment was not deemed necessary at this time. At the year end 75.9% (2013: 75.0%) of available customer power was sold to customers.

Revenue per sold kW decreased 12.4% to £3,886 (2013: £4,434), on a currency neutral basis the decrease was 5.1% as a result of changes to site mix. EBITA per sold kW similarly decreased 11.3% to £1,205 (2013: £1,358) and decreased 5.1% on a currency neutral basis.

2015 and Medium Term Outlook

The Group’s full year 2014 results met all the guidance metrics given at the outset of the year and are summarised in the table below

	2014	2014
	Guidance	Actual
Organic currency neutral revenue growth (%)	9 – 11%	9.2%
EBITDA margin (%)	Stable (2013: 47.1%)	47.0%
Capital expenditure (£’m)	£110-130m	£129.3m
Annual churn rate (%)	7.5 – 9.5%	9.4%

Following a review of the market and TelecityGroup’s position within it, the Group continues to be encouraged by the outlook for the carrier neutral data centre market in Europe and believes that TelecityGroup’s assets are well positioned to capture this demand as it materialises. The Group intends to target future investment where returns are maximised from the combination of local market conditions and the Group’s particular strengths in that location.

Due to the expected higher growth rate in the UK and phasing of capacity in Amsterdam, 2015 organic currency neutral revenue growth is expected to be similar to that achieved this year.

Continued evolution of the Group’s sales and marketing strategy will involve a modest near-term increase in investment in systems, processes and people, particularly in the UK, as well as continued focus around the Cloud-IX platform and wider commercial capabilities, in particular the Strategic Accounts Programme. However, the Group believes that prioritising certain investments, implementing cost saving programmes and improving operational efficiencies will, in the medium term, enable the EBITDA margin to maintain at current levels with upside opportunities.

The Group’s demand-driven capital expenditure is expected to be in the range of £100m to £120m for 2015 with all capital investment projects being subject to a more rigorous and disciplined appraisal process, and assessed against returns to shareholders. Possible M&A investment shall be assessed under the same criteria as organic opportunities.

As a result, management issues the following guidance for 2015 and the medium term(2).

	2015	Medium
	Guidance	Term(2)
Organic currency neutral revenue growth (%)	Stable (FY14: 9.2%) range 8 -10%	9 – 12%
EBITDA margin (%)	Stable (FY14: 47.0%) with slight downside pressure from investment	Returning to 2014 levels with upside opportunities
Capital expenditure (£’m)	£100-120m	Trending towards £100m
Annual churn rate (%)	6.0 – 8.0%	Trending towards 6%

(2)   Defined as 3 to 5 years

The above financial performance will be supported by a capital structure which is both sustainable and delivers significant benefits to shareholders. Following a detailed review, the Group has concluded that a leverage ratio of up to 3.0 times is appropriate. In order to achieve this, and in light of the capital expenditure guidance given above, the Group intends to continue its progressive dividend policy with the aim of moving towards a 50% pay-out ratio within three years and shall also initiate a £400m share buy-back programme covering the same period.

I am confident that the Group is well positioned to deliver strong shareholder returns into the future.

John Hughes

Executive Chairman

10 February 2015

Financial Review

Introduction

The Group achieved a solid set of financial results during 2014 and delivered against the guidance given at the beginning of the year. Specifically revenue growth, on an organic currency neutral basis, was 9.2% (2013: 9.5%), EBITDA margin remained stable at 47.0% (2013: 47.1%), the annual churn rate, including one-off items, was 9.4% (2013: 9.0%) and cash capital expenditure was £129.3m (2013: £117.3m).

This has been achieved whilst undertaking a detailed review of the Group’s capital structure, capital allocation and capital returns strategy. Following this review, the Directors have determined that due to the strong and visible nature of both the Group’s operations and the market in which it operates, a leverage ratio of up to 3.0 times net debt to EBITDA should be maintained. In support of this the Group has expanded and extended its current financing structure to a £600m five-year senior debt facility, taking advantage of the current lower interest rate environment to reduce the incremental cost of borrowing.

Alongside the Group’s more disciplined approach to investment, as previously outlined to the market and covered in more detail in the outlook section of the Operational Review, the Board today announces the intention to both increase the dividend pay-out ratio towards 50% over a three year period and also return to shareholders £400m through share repurchases during the same period.

Through an optimised and more efficient balance sheet, a disciplined capital investment process, continued top line growth and increased focus on cash generation, the Group is well placed to generate strong total shareholder returns in the future.

Review of results

Each of the following sections discusses the Group’s adjusted results, i.e. before the effect of adjusting items. The adjusting items are discussed later in this review and a reconciliation between the adjusted and statutory results is contained in note 2.

A significant component of the adjusting items are exceptional items which are summarised here and discussed in more detail in the ‘adjusting items’ section below. SadeceHosting in Turkey, acquired in 2013, has so far performed below expectations. Whilst we remain encouraged with respect to the long-term prospects of this business and action is being taken to improve performance, an impairment loss and associated costs of £12.0m has been recognised in these accounts. In addition; onerous lease provisioning increased by £3.1m in the year, mainly as a result of a historical lease in Munich which was not used as a data centre; a business review was initiated resulting in professional fees of £1.8m; and incremental costs of £1.6m associated with the departure of an Executive Director have arisen.

Revenue

TelecityGroup principally derives its revenue from charging customers a recurring fee for access to secure, resilient power to the customers’ IT and network equipment located in the Group’s data centres (‘colocation fee’). The fee is normally charged per kilowatt (‘kW’) of power that the customer has access to. In addition to the colocation fee, customers are charged for the actual power used, along with any additional services that they require. Such services include the provision of network services, IT managed services and first line engineering support, including the initial set up and installation of customers’ IT and network infrastructure.

The Group’s total revenue growth in 2014 was 7.1% and on an organic currency neutral(1) basis it was 9.2%, as the strengthening of Sterling against other operating currencies was partially offset by the full-year contribution of prior year acquisitions. This increase was largely driven by an 18.5% increase in the average kW under contract to customers during the year, offset by a reduction from the total revenue derived from each such kW, reflecting site sales mix.

The Group maintains a balance between profitability and revenue growth when negotiating terms with customers, and seeks to maximise overall returns to the Group.

The Group had a good year of gross order wins in 2014 with particularly pleasing results in Amsterdam, Dublin, and Stockholm. The UK business also generated strong gross order wins that were 9.6% higher than the previous year.

(1)   A glossary of terms is included in note 17.

Churn

As expected, the Group annual churn(1) rate for 2014 was elevated and totalled 9.4% (2013: 9.0%). As previously reported, this included £1.6m relating to the planned disposal of non-core businesses in Finland, which had been acquired as part of the Academica acquisition in 2012 and £3.0m relating to the closure of the Prospect House data centre in London. Churn was further impacted by the exit of non-data-centre tenants from part of the Harbour Exchange estate, resulting in a loss of sub-lease income. Underlying churn on an annualised basis, after adjusting for these non-recurring items was 7.3% (2013: 8.2%).

As commented on in the Operating Review, the previously forecast elevated churn levels in the UK resulted in an annual churn rate of 14.1% (2013: 6.9%) and the underlying churn rate was 10.1% (2013: 6.5%). UK Churn rates are expected to reduce in 2015, a trend that has already been seen in the second half of 2014.

Churn rates in Rest of Europe reduced to 6.0% (2013: 10.6%). This includes the disposal of the non-core businesses in Finland referred to above. The underlying churn rate was 5.2% (2013: 9.5%). Rest of Europe churn rates are expected to remain relatively stable in the near term.

Annual price increases on the Group’s existing order book vary across the locations and services offered, but were typically at low single digit levels, reflecting the recent relatively low inflationary environment of many of the markets in which the Group operates. Total price increases form a minor percentage of the increase in revenue during the year.

Operating costs

The Group has a relatively predictable cost base, which is kept under constant review to ensure tight control is maintained. Operating costs, excluding depreciation, increased 7.3% to £185.0m (2013: £172.3m). The increase is a result of organic growth of £15.3m and the full-year impact of M&A activity in 2013 of £2.6m, offset by foreign exchange movements of £5.2m. A review of the major cost categories follows.

Power costs of £50.6m (2013: £47.2m) represented 14.5% of revenue (2013: 14.5%). The increase of £3.4m was principally due to higher usage from new and existing customers and an increased total unit cost in certain countries. The Group recharges customers for the cost of power directly used by their equipment, together with the associated supporting infrastructure power costs, for example cooling. The UK Government has recently enacted legislation that will provide a Climate Change Agreement for Data Centres. The Group has become a participant in the Climate Change Agreement, meaning that it will stop paying the Carbon Reduction Commitment (‘CRC’) tax in exchange for committing to certain energy efficiency targets. Included within power costs for the year are CRC tax related charges of £1.2m, which are recharged to customers. This will not recur in 2015.

Staff costs of £49.9m (2013: £46.4m) represented 14.3% of revenue (2013: 14.3%). Excluding the impact of foreign exchange movements, the increase was £4.8m. Of this increase, £0.5m related to the full-year effect of M&A activity, £1.4m was due to an increase in headcount within the Group’s on-going operations, and £0.8m was due to changed vesting assumptions relating to share based payments in the prior year. The underlying increase of £2.1m was due to sales commission payments and annual salary increases.

Property costs of £40.9m (2013: £40.3m) represented 11.7% of revenue (2013: 12.4%). Of the £0.6m increase, £0.6m related to the full-year effect of M&A activity in 2013 and £2.5m related to additional rent and rates associated with the delivery of capacity at the Group’s on-going operations. Offsetting the increase was £0.8m due to foreign exchange movements, and £1.8m relating to the exit from the Prospect House site in London.

Other costs, comprising operational maintenance costs, sales and administrative costs and cost of sales of services, were £43.6m (2013: £38.4m) and represented 12.5% of revenue (2013: 11.8%). The increase of £5.2m was mainly due to costs associated with an increase in sales of non-colocation services and the impact of the acquisitions in 2013, which derive a larger portion of their income from non-colocation activities than the rest of the Group most notably in Turkey and Finland.

EBITDA

EBITDA increased 6.8%, or £10.5m, to £163.7m (2013: £153.2m). On an organic currency neutral basis EBITDA growth was 9.5%. Adjusted EBITDA margin remained stable at 47.0% (2013: 47.1%).

Depreciation

Depreciation increased 9.2% to £50.0m (2013: £45.8m). Excluding the impact of foreign exchange, the increase was £5.9m. This was largely due to additional depreciation from data centre expansions of £6.5m and the full effect of acquisitions in the previous year of £0.6m, offset by £1.2m due to the closure of Prospect House in the previous year. For new builds, depreciation commences when a data centre, or a part thereof, is brought into use. The largest data centre expansions that in 2014 have contributed to the increase in depreciation are Amsterdam 5, London Powergate, Harbour Exchange and Dublin 3.

On exit of the Prospect House lease, the Group incurred dilapidation expenses that were £0.3m less than the previously held provision resulting in a one-off credit to the UK depreciation charge in the year. The depreciation charge in respect of Prospect House in 2013 was £0.9m.

Depreciation represented 5.9% (2013: 6.1%) of the average cost of depreciable assets (i.e. excluding assets in the course of construction). The reduction is due to the impact of the Prospect House closure described above.

EBITA

Adjusted EBITA increased 5.8% to £113.8m (2013: £107.5m) in line with the growth in adjusted EBITDA and depreciation. UK adjusted EBITA reduced 1.3% to £51.2m (2013: £51.9m) and RoE adjusted EBITA increased 12.5% to £62.6m (2013: £55.6m). UK adjusted EBITA margin decreased 120bps to 34.8% (2013: 36.0%) and RoE adjusted EBITA margin increased 40bps to 31.0% (2013: 30.6%). On an organic currency neutral basis(1) adjusted Group EBITA increased 8.6%.

Net finance costs

Net finance costs were £8.9m (2013: £9.0m) and comprised net cost of borrowings of £8.0m (2013: £8.2m), loan commitment fees of £0.7m (2013: £0.6m) and net other finance costs of £0.2m (2013: £0.3m).

Net cost of borrowings comprise gross cost of borrowings of £11.7m (2013: £13.6m) less capitalised interest of £3.7m (2013: £5.4m). The Group is required under IFRS to capitalise interest on the borrowings that fund assets in the course of construction. The reduction in capitalised interest is due to a reduction in the average value of assets in the course of construction and a reduction in the cost of borrowing described below.

The decrease in the gross cost of borrowings was a result of a 3.4% increase from £315.0m to £325.6m in average borrowings during the year, offset by a 70 bps reduction in the gross interest rate(1), largely due to a reduction in the rate of interest linked to lower leverage and the replacement of expired interest rate swap agreements at lower rates. The Group’s cost of drawn debt(1) during the year was 3.0% (2013: 3.5%). The gross interest rate(1) was 3.6% (2013: 4.3%).

Interest accrues on the Group’s borrowings at LIBOR, or equivalent, plus a margin. At the year end, the Group had interest rate swaps in place that converted the interest rate on 80.5% (2013: 89.8%) of borrowings from a floating rate to a fixed rate. The year-end valuation of the interest rate swaps is included on the balance sheet under the heading of derivative financial instruments.

Taxation

The adjusted tax charge for the year was £25.2m (2013: £24.3m), representing 24.0% (2013: 24.7%) of adjusted profit before tax. There has been a slight decrease in the Group’s weighted average tax rate due to the impact of a higher corporate tax deduction in respect of share options. This has been augmented by the reduced corporation tax rate in the UK, growth of the Group’s share of profits in lower tax countries including the businesses acquired in 2013, and an increased focus on tax efficiencies.

Earnings

Adjusted profit after tax increased 7.4% to £79.7m (2013: £74.2m), resulting in an increase in adjusted diluted earnings per share (‘adjusted EPS’) of 7.4% to 39.2p (2013: 36.5p). Adjusted EPS is calculated based on adjusted profit after tax and a reconciliation between the adjusted and unadjusted profit is given in note 2. The average diluted number of shares has increased from to 203.4m (2013: 203.1m) due to the grant of awards under the Group’s LTIP and sharesave schemes.

Dividends

An interim dividend of 4.5p per ordinary share (2013: 3.5p) was paid on 19 September 2014. The Board is proposing a final dividend of 9.0p per ordinary share (2013: 7.0p) which, should it be approved by shareholders, increases the total dividend per share in respect of the year by 28.6% to 13.5p (2013: 10.5p) or £27.4m (2013: £21.3m) in total.

Subject to shareholder approval, the final dividend will be paid on 24 April 2015 to shareholders on the register on 20 March 2015. The final dividend has not been recognised as a liability in these financial statements and will, should it be approved by shareholders, be recognised as a movement in shareholders’ equity in the year to 31 December 2015.

Adjusting items

The Group presents adjusted results, in addition to the statutory results, as the Directors consider that they provide a useful indication of underlying performance. The items that are excluded from the adjusted results are exceptional items, intangible asset amortisation and other finance items. A reconciliation between the adjusted and statutory results is given in note 2.

Exceptional items of £18.5m (2013: £5.2m) comprised impairment and associated costs in respect of the Turkish business, SadeceHosting, acquired in 2013, of £12.0m, an increase in the provision for onerous leases of £3.1m (2013: £1.2m), costs in respect of a business review of £1.8m (2013: £nil) and costs of £1.6m (2013: £0.8m) associated with the departure and recruitment of an Executive Director.

The Group believes that potential exists within the Turkish colocation market. Turkey is a fast-developing market, with the prospect of becoming a major internet hub, due both to its large and rapidly growing domestic digital economy and its strategic location between Europe and Asia. The current business has yet to capture this demand and whilst progress has been made, the Group is focused on improving performance further. Following the production of a revised business plan, the discounted cash flows of this plan indicate the need for a reduction in the carrying value of this business, resulting in an impairment charge and associated costs of £12.0m.

Following a review of certain non-data-centre property leases for which the Group seeks to mitigate the lease costs through sub-leasing, it was considered appropriate to increase the provisions held in respect of these properties. The increase to the provision was offset by a credit of £0.3m occurring on the final exit of the small Prospect House data centre in London, for which a provision of £1.2m was made in 2013. This increase in provision does not change the future cash flows of the business.

During the year the Group commissioned certain external advisors to assist with a detailed business review. The associated fees of £1.8m were assessed to be exceptional on grounds of their size and non-recurring nature.

During the year the departure of the Chief Executive Officer was announced. Costs in excess of those that would have ordinarily been incurred during his employment have been recognised as exceptional. These include any directly attributable incremental costs, for example, recruitment fees.

Intangible asset amortisation for the year was £5.2m (2013: £5.0m). The increase was due to the full year effect of the acquisitions in 2013.

Other financing items were a charge of £0.1m in the current year (2013: £0.1m credit) and relate to net foreign exchange gains and losses on financing items including borrowings, cash and inter-company loans. The Group seeks to minimise this figure by matching the currency of its financial assets and liabilities in each country.

The tax effect of the above items is similarly considered an adjusting item, resulting in a total adjusted tax credit of £3.9m (2013: £1.1m).

Cash flow

Cash inflow from operating activities reduced 2.9% to £124.9m (2013: £128.6m). Included within this figure were cash outflows in respect of current and prior year exceptional items totalling £6.0m. Adjusting for these items and movements in foreign exchange, the underlying growth in cash flows from operating activities was £8.8m, or 6.8%.

Operational capital expenditure increased 27.2% to £32.2m (2013: £25.3m) resulting in operating free cash flows of £92.7m (2013: £103.2m). All of the established businesses in the Group were cash generative at this level, with particularly strong inflows from the UK and the Netherlands. Operational capital expenditure comprised maintenance capex of £16.3m (2013: £10.9m), sales capex of £13.7m (2013: £10.6m) and general capex of £2.2m (2013: £3.9m).

Cash flow on investment activities totalled £97.0m (2013: £134.5m). The majority of the investment was made in Amsterdam, Dublin, Helsinki, London and Stockholm. The prior year investment activities included M&A spend of £42.6m.

As a result of payment of the 2013 final dividend of 7.0p per share, totalling £14.2m, and the 2014 interim dividend of 4.5p per share, totalling £9.1m, along with other smaller items and after the effect of movements in foreign exchange rates, net debt increased by £12.6m during the year (2013: £50.1m).

Capital structure and net debt

Total debt at 31 December 2014 was £344.1m (2013: £327.5m), comprising bank borrowings of £325.7m (2013: £307.1m) and finance leases of £18.3m (2013: £20.4m). During the year, the Group drew down £30.7m (2013: £42.7m) under its bank facility and £1.8m of deferred arrangement costs were amortised. These increases were partially off-set by foreign exchange revaluation of the Group’s non-Sterling denominated borrowings. With respect to finance leases, the Group received proceeds of £2.9m (2013: £12.6m) from sale and leaseback arrangements, and repaid £4.9m (2013: £4.0m) of finance lease borrowings.

Cash at 31 December 2014 was £27.2m (2013: £23.2m). Where possible, the Group seeks to use surplus cash to repay borrowings under the Group’s revolving credit facility.

Net debt at 31 December 2014 was £316.8m (2013: £304.3m). The increase of £12.5m during the year is principally due to net cash outflows before financing activities of £4.4m and £23.3m of dividends paid. These outflows are partially off-set by £16.4m of foreign exchange retranslation of net debt as a result of the relative weakening of the Euro and Swedish Krona against Sterling during the year. Approximately 50% of the Group’s borrowings are denominated in these currencies.

As a result of continued strong operating cash generation and the growth in EBITDA in the year, the leverage ratio reduced slightly to 1.9 times (2013: 2.0 times).

As mentioned previously, following a review of the Group’s capital structure the Board has determined that a net debt to EBITDA ratio of up to 3.0 times is appropriate.

In support of this leverage target, on 30 January 2015 the Group refinanced its existing senior debt facility, putting in place a new term loan and revolving credit facility totalling £600m which matures in 2020. This new facility replaces the existing £400m facility that was due to expire in September 2018.

The new facility is provided by the Group’s existing banking group, Barclays, HSBC, Lloyds Banking Group and RBS.

The margin on the new facility, which is linked to leverage levels, has reduced by 25bps compared to the existing facility.

Capital allocation

The Group’s policy is to only invest capital when there is forecast customer demand and a clear need for additional inventory. Returns and profitability are modelled and ranked against other opportunities at regular intervals prior to committing any capital. Factors such as pricing, local market conditions, the general economic environment and the ability of the Group to capture the potential of the market are considered before making any investment decision.

Wherever possible, the Group leverages the inherent advantages of existing capacity, including established connectivity, customer ecosystems and build cost efficiency, by expanding or building close to existing sites.

Once an optimal site expansion or new build site has been identified, a detailed investment case is produced to assess a number of financial metrics including the pre-tax internal rate of return. Each investment case is assessed and ranked against both other investment opportunities and other uses of capital, including returns to shareholders. Only those investment cases that have compelling investment potential and strong internal rates of return (‘IRR’) are initiated, typically the Group targets an IRR in excess of 20%.

Inorganic investment is assessed in the same way and the Group intends to be highly selective about any potential acquisitions. Any inorganic expansion is assessed against both organic investment and returns to shareholders.

Return on capital employed(1) (‘ROCE’) for the year was 15.2% (2013: 15.2%), and is expected to decrease slightly in the near term due to the phasing of capital investment in the current year.

Balance sheet

The Group has a robust, well-financed balance sheet. Wherever possible, the Group minimises its interest charge by using surplus cash to repay borrowings classified as long-term liabilities, as such it is normal for the Group’s current liabilities to exceed its current assets. This trend is further enhanced as deferred income, a non-cash item, makes up a significant part of current liabilities. A review of the major components of the balance sheet follows.

The Group’s intangible assets had a book value of £157.8m (2013: £179.1m). They comprise acquired customer contracts and goodwill. The reduction is due to amortisation of acquired customer contracts, the impairment in respect of the Turkish business and foreign exchange movements.

The carrying value of property, plant and equipment was £704.0m (2013: £661.9m). Balance sheet additions of £121.9m (2013: £115.6m) were made during the year. The depreciation charge for the year was £50.0m (2013: £45.8m). As a significant proportion of the Group’s capital assets are denominated in Euros, the relative strengthening of Sterling against the Euro since 31 December 2013 resulted in a foreign exchange decrease in the net book value of property, plant and equipment of £29.6m (2013: £3.0m increase).

Current trade and other receivables were £43.6m (2013: £40.6m) and increased due to organic growth of the business. Year-end debtor days were 33 (2013: 32) with the slight increase being due to collections from a number of customers falling over the year end. The Group’s trade receivables risk is reduced as customers are generally billed, and pay, in advance of services being provided.

Current trade and other payables were £50.9m (2013: £61.5m). The timing of capital expenditure payments accounts for a £8.7m decrease, with year-end capital creditors being £5.5m (2013: £14.2m).

Deferred income was £62.7m (2013: £64.1m), split between current of £43.4m (2013: £45.4m) and non-current of £19.3m (2013: £18.7m). The decrease includes the impact of foreign exchange movements and the amortisation of certain long-term customer prepayments and lease incentives. The balance represented 18.0% (2013: 19.7%) of revenue for the year.

Provisions for other liabilities and charges were £6.8m (2013: £7.5m), split between current of £0.9m (2013: £3.7m) and non-current of £5.9m (2013: £3.8m). The decrease of £0.7m largely relates to the utilisation of previously recognised dilapidations and onerous lease provisions in respect of Prospect House, partially offset by an increase to a historical lease on a property in Munich which was not used as a data centre.

Equity

Equity shareholders’ funds increased during the year by £18.4m to £427.6m and comprised total comprehensive income of £38.1m (2013: £66.1m) offset by transactions with owners of £19.7m (2013: £13.8m).

Total comprehensive income comprised retained profits of £59.7m (2013: £65.2m), a decrease recorded directly in equity relating to currency translation on the Group’s foreign currency net investments of £20.1m (2013: £1.2m) and a fair value decrease in the Group’s interest rate swaps, net of tax, of £1.6m (2013: £2.1m increase).

Transactions with owners comprised share-based payment credits and share capital items. In accordance with accounting standards, the share-based payment expense, included within retained profits, of £3.1m (2013: £3.1m) is added back to reserves along with the associated tax of £nil (2013: £0.1m). The Group received a net amount of £0.5m (2013: £0.2m) in respect of shares purchased and issued under the share option schemes, and paid out £23.3m (2013: £17.2m) in respect of dividends.

Eric Hageman

Chief Financial Officer

10 February 2015

Consolidated income statement

			Year ended	Year ended
			31	31
			December	December
			2014	2013
		Notes	£’000	£’000
	Revenue	3	348,695	325,550
	Cost of sales		(146,604)	(138,899)
	Gross profit		202,091	186,651
	Sales and marketing costs		(13,470)	(11,964)
	Administrative costs analysed:
	Depreciation charges		(49,976)	(45,761)
	Amortisation charges		(5,234)	(4,950)
	Operating exceptional items	4	(18,502)	(5,175)
	Other administrative costs		(24,895)	(21,448)
	Administrative costs		(98,607)	(77,334)
	Operating profit	3	90,014	97,353
	Finance income		86	106
	Finance costs	6	(8,960)	(9,069)
	Other financing items		(118)	50
	Profit on ordinary activities before taxation		81,022	88,440
	Income tax charge	7	(21,292)	(23,222)
	Profit for the year		59,730	65,218
Earnings per share:	basic (p)	8	29.5	32.2
	diluted (p)	8	29.4	32.1
Adjusted(1) earnings per share:	basic (p)	8	39.3	36.7
	diluted (p)	8	39.2	36.5

(1)   Adjusted as set out in note 2.

Consolidated statement of comprehensive income

	Year ended	Year ended
	31	31
	December	December
	2014	2013
	£’000	£’000
Profit for the year	59,730	65,218
Other comprehensive income:
Currency translation differences on foreign currency net investments	(20,082)	(1,193)
Fair value movement on cash flow hedges	(1,944)	2,736
Tax on fair value movement on cash flow hedges	378	(651)
Other comprehensive (expense)/income for the year net of tax	(21,648)	892
Total comprehensive income recognised in the year attributable to equity holders	38,082	66,110

The components of other comprehensive income can be reclassified subsequently to the income statement.

Consolidated statement of changes in equity

		Share			Cumulative
	Share	premium	Retained	Own	translation
	capital	account	profits	shares	reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000
At 1 January 2013	403	78,038	280,138	(447)	(1,174)	356,958
Profit for the year	—	—	65,218	—	—	65,218
Other comprehensive income:
Currency translation differences on foreign
currency net investments	—	—	—	—	(1,193)	(1,193)
Fair value movement on cash flow hedges	—	—	2,736	—	—	2,736
Tax on fair value movement on cash flow hedges	—	—	(651)	—	—	(651)
Total comprehensive income/(expense) for the year ended 31 December 2013	—	—	67,303	—	(1,193)	66,110
Transactions with owners:
Credit to equity for share-based payments	—	—	3,095	—	—	3,095
Tax on share-based payments	—	—	114	—	—	114
Purchase of own shares by EBT	—	—	—	(405)	—	(405)
Issue of shares	2	415	(291)	433	—	559
Dividends paid	—	—	(17,168)	—	—	(17,168)
	2	415	(14,250)	28	—	(13,805)
At 31 December 2013 and 1 January 2014	405	78,453	333,191	(419)	(2,367)	409,263
Profit for the year
Other comprehensive income:	—	—	59,730	—	—	59,730
Currency translation differences on foreign
currency net investments	—	—	—	—	(20,082)	(20,082)
Fair value movement on cash flow hedges	—	—	(1,944)	—	—	(1,944)
Tax on fair value movement on cash flow hedges	—	—	378	—	—	378
Total comprehensive income/(expense) for the year ended 31 December 2014	—	—	58,164	—	(20,082)	38,082
Transactions with owners:
Credit to equity for share-based payments	—	—	3,103	—	—	3,103
Tax on share-based payments	—	—	24	—	—	24
Purchase of own shares by EBT (note 12)	—	—	—	(113)	—	(113)
Issue of shares (note 12)	1	560	(456)	481	—	586
Dividends paid	—	—	(23,302)	—	—	(23,302)
	1	560	(20,631)	368	—	(19,702)
At 31 December 2014	406	79,013	370,724	(51)	(22,449)	427,643

Consolidated balance sheet

		31	31
		December	December
		2014	2013
	Notes	£’000	£’000
Assets
Non-current assets
Intangible assets		157,819	179,098
Property, plant and equipment	10	703,955	661,917
Deferred income taxes		1,277	2,885
Trade and other receivables		777	1,163
		863,828	845,063
Current assets
Trade and other receivables		43,628	40,604
Cash and cash equivalents		27,228	23,244
		70,856	63,848
Total assets		934,684	908,911
Equity
Share capital	12	406	405
Share premium account		79,013	78,453
Retained profits		370,724	333,191
Own shares		(51)	(419)
Cumulative translation reserve		(22,449)	(2,367)
Total equity		427,643	409,263
Liabilities
Non-current liabilities
Deferred income		19,270	18,712
Borrowings	11	339,027	322,858
Derivative financial instruments		1,647	—
Provisions for other liabilities and charges		5,947	3,759
Deferred income taxes		30,115	29,394
		396,006	374,723
Current liabilities
Trade and other payables		50,898	61,490
Deferred income		43,439	45,373
Current income tax liabilities		9,373	8,604
Borrowings	11	5,027	4,637
Derivative financial instruments		1,419	1,122
Provisions for other liabilities and charges		879	3,699
		111,035	124,925
Total liabilities		507,041	499,648
Total equity and liabilities		934,684	908,911

Consolidated cash flow statement

		Year ended 31	Year ended 31
		December	December
		2014	2013
	Notes	£’000	£’000
Cash inflow from operations	13	148,988	145,904
Interest received		60	79
Interest paid		(6,687)	(5,743)
Interest element of finance lease payments		(747)	(771)
Taxation paid		(16,720)	(10,908)
Cash inflow from operating activities		124,894	128,561
Purchase of operational property, plant and equipment		(32,223)	(25,341)
Operating free cash flows		92,671	103,220
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	9	—	(39,447)
Costs associated with acquisition of subsidiaries		—	(3,157)
Proceeds from sale of property, plant and equipment		9	46
Purchase of investment related property, plant and equipment		(97,046)	(91,968)
Net cash used in investing activities		(97,037)	(134,526)
Cash flows from financing activities
Net proceeds from borrowings		30,655	42,680
Proceeds from sale and leaseback arrangements		2,898	12,639
Repayment of finance leases		(4,902)	(3,969)
Amounts paid in respect of costs relating to refinancing		—	(2,038)
Net proceeds on issue of ordinary share capital		472	154
Dividends paid to owners of the parent		(23,302)	(17,168)
Net cash inflow from financing activities		5,821	32,298
Net increase in cash and cash equivalents		1,455	992
Effects of foreign exchange rate change		2,529	1,281
Cash and cash equivalents at beginning of year		23,244	20,971
Cash and cash equivalents at end of year		27,228	23,244

Consolidated net debt statement

		Year ended 31	Year ended 31
		December	December
		2014	2013
	Notes	£’000	£’000
Increase in cash and cash equivalents		1,455	992
Cash inflow from movement in debt		(28,651)	(51,350)
Movement in deferred debt arrangement fees		(1,785)	(590)
Other non-cash movements in net debt		—	(107)
Change in net debt		(28,981)	(51,055)
Effects of foreign exchange rate change		16,406	1,003
Movement in net debt in year		(12,575)	(50,052)
Net debt at beginning of year		(304,251)	(254,199)
Net debt at end of year		(316,826)	(304,251)

Comprising:
Borrowings	11	(344,054)	(327,495)
Cash and cash equivalents		27,228	23,244
Net debt at end of year		(316,826)	(304,251)

Notes to the condensed financial statements

1.   Basis of preparation

The preliminary announcement does not constitute full financial statements. The results for the year ended 31 December 2014 included in this preliminary announcement are extracted from the audited financial statements for the year ended 31 December 2014 which were approved by the Directors on 10 February 2015. The auditors’ report on those financial statements was unqualified and did not include a statement under Section 237(2) or 237(3) of the 2006 Companies Act.

The 2014 Annual Report will be posted to shareholders in advance of the Annual General Meeting to be held on 21 April 2015. The financial statements for the year ended 31 December 2013 have been delivered to the Registrar of Companies and those for 31 December 2014 will be delivered to the Registrar of Companies following the Annual General Meeting.

While the financial information included in this preliminary announcement has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (‘IFRSs’), this announcement does not itself contain sufficient information to comply with the disclosure aspects of IFRSs.

The consolidated preliminary announcement of the Group has been prepared in accordance with EU Endorsed IFRSs, IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRSs. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities, including derivative instruments, at fair value.

The preparation of the preliminary announcement in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2 of the Group’s financial statements.

2.   Presentation of adjusted results

The following table provides a reconciliation between the Group’s adjusted and statutory financial results:

	Year ended 31 December 2014			Year ended 31 December 2013
	Adjusted	Adjusting	Statutory	Adjusted	Adjusting	Statutory
	results	items	total	results	items	total
	£’000	£’000	£’000	£’000	£’000	£’000
Revenue	348,695	—	348,695	325,550	—	325,550
Cost of sales	(146,604)	—	(146,604)	(138,899)	—	(138,899)
Gross profit	202,091	—	202,091	186,651	—	186,651
Sales and marketing costs	(13,470)	—	(13,470)	(11,964)	—	(11,964)
Depreciation charges	(49,976)	—	(49,976)	(45,761)	—	(45,761)
Amortisation charges(1)	—	(5,234)	(5,234)	—	(4,950)	(4,950)
Exceptional items(2)	—	(18,502)	(18,502)	—	(5,175)	(5,175)
Operating expenses	(24,895)	—	(24,895)	(21,448)	—	(21,448)
Total operating costs	(74,871)	(23,736)	(98,607)	(67,209)	(10,125)	(77,334)
Operating profit/(loss)	113,750	(23,736)	90,014	107,478	(10,125)	97,353
Finance income	86	—	86	106	—	106
Finance costs	(8,960)	—	(8,960)	(9,069)	—	(9,069)
Other financing items(3)	—	(118)	(118)	—	50	50
Profit/(loss) before tax	104,876	(23,854)	81,022	98,515	(10,075)	88,440
Income tax (charge)/credit(4)	(25,212)	3,920	(21,292)	(24,338)	1,116	(23,222)
Profit/(loss) for the year	79,664	(19,934)	59,730	74,177	(8,959)	65,218
Diluted earnings per share (p)	39.2	(9.8)	29.4	36.5	(4.4)	32.1
Supplementary non-statutory information
EBITDA	163,726	(18,502)	145,224	153,239	(5,175)	148,064
Depreciation charges	(49,976)	—	(49,976)	(45,761)	—	(45,761)
EBITA	113,750	(18,502)	95,248	107,478	(5,175)	102,303
Amortisation charges	—	(5,234)	(5,234)	—	(4,950)	(4,950)
Operating profit	113,750	(23,736)	90,014	107,478	(10,125)	97,353

(1)   Amortisation charges are excluded from the Group’s adjusted results.

(2)   Exceptional items by their very nature are not considered part of the Group’s underlying business. Further details are given in note 4.

(3)   Other financing items comprise foreign exchange movements on the Group’s financing items and are not considered to be related to the underlying performance of the Group.

(4)   The tax effect of the above items is also removed from the adjusted results.

3.   Segmental information

Reportable segments are presented in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the segments, has been identified as the Board of Directors.

The Group is organised on a geographical basis and derives its revenue from the provision of colocation and related services in Bulgaria, Finland, France, Germany, Ireland, Italy, the Netherlands, Poland, Sweden, Turkey and the United Kingdom. These geographical locations comprise the Group’s segments.

Due to similarities in services, customers, regulatory environment and economic characteristics across the countries in which the Group operates, the Group aggregates these operating segments into the UK and the Rest of Europe.

The Board reviews the Group’s internal reporting in order to assess performance and allocate resources. The internal reporting principally analyses the performance of the UK and the Rest of Europe. When further detail is required the results of individual countries are reviewed. The Board has therefore determined the reportable segments to be the UK and the Rest of Europe.

Sales between segments are made at market rates and accounted for in the same way as external transactions.

The Group’s income statement split by segment is shown below. Treasury and financing is managed on a Group-wide basis, and as such it is not practical to allocate costs below operating profit to an individual reporting segment.

	Year ended 31 December 2014			Year ended 31 December 2013
		Rest of			Rest of
	UK	Europe	Total	UK	Europe	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Revenue	146,931	201,764	348,695	143,901	181,649	325,550
Cost of sales	(64,339)	(82,265)	(146,604)	(63,710)	(75,189)	(138,899)
Gross profit	82,592	119,499	202,091	80,191	106,460	186,651
Depreciation charges	(18,203)	(31,773)	(49,976)	(17,243)	(28,518)	(45,761)
Amortisation charges	(2,108)	(3,126)	(5,234)	(2,107)	(2,843)	(4,950)
Operating expenses	(13,215)	(25,150)	(38,365)	(11,087)	(22,325)	(33,412)
Exceptional items (note 4)	(1,088)	(17,414)	(18,502)	(1,616)	(3,559)	(5,175)
Total operating costs	(34,614)	(77,463)	(112,077)	(32,053)	(57,245)	(89,298)
Operating profit	47,978	42,036	90,014	48,138	49,215	97,353
Finance income			86			106
Finance costs			(8,960)			(9,069)
Other financing items			(118)			50
Profit before tax			81,022			88,440
Income tax charge			(21,292)			(23,222)
Profit for the year			59,730			65,218

Supplementary non-statutory information
Adjusted EBITDA	69,377	94,349	163,726	69,104	84,135	153,239
Depreciation charges	(18,203)	(31,773)	(49,976)	(17,243)	(28,518)	(45,761)
Adjusted EBITA	51,174	62,576	113,750	51,861	55,617	107,478
Amortisation charges	(2,108)	(3,126)	(5,234)	(2,107)	(2,843)	(4,950)
Exceptional items (note 4)	(1,088)	(17,414)	(18,502)	(1,616)	(3,559)	(5,175)
Operating profit	47,978	42,036	90,014	48,138	49,215	97,353

The above segmental results are shown after eliminating inter-segment trading of £1,972,000 (2013: £1,932,000). The Group had no customers from which greater than 10% of revenue was derived during the year.

3.   Segmental information continued

The following table shows the Group’s assets and liabilities by reporting segment. Segment assets consist primarily of property, plant and equipment, intangible assets, trade and other receivables, and cash and cash equivalents. Segment liabilities principally comprise trade and other payables, deferred income and provisions for other liabilities and charges. Certain assets and liabilities, for example Group treasury cash balances and bank borrowings, are managed on a Group-wide basis, as such it is not practical to allocate costs below operating profit to an individual reporting segment.

	Year ended 31 December 2014			Year ended 31 December 2013
		Rest of			Rest of
	UK	Europe	Total	UK	Europe	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Segment assets	354,838	560,348	915,186	342,382	547,370	889,752
Unallocated assets			19,498			19,159
Total assets			934,684			908,911
Segment liabilities	(110,194)	(56,295)	(166,489)	(107,508)	(65,115)	(172,623)
Unallocated liabilities			(340,552)			(327,025)
Total liabilities			(507,041)			(499,648)
Additions to intangible assets	—	637	637	—	35,969	35,969
Additions to property, plant and equipment	30,890	91,034	121,924	30,566	85,026	115,592
Additions to non-current assets	30,890	91,708	122,598	30,566	120,995	151,561

The Group’s key performance indicators (‘KPIs’) by reportable segment are shown below. To the extent that it is not practical to measure a KPI by reportable segment due to, for example, the common financing structure, the Group KPI is given.

	Year ended 31 December 2014			Year ended 31 December 2013
		Rest of			Rest of
	UK	Europe	Total	UK	Europe	Total
Available customer power (MW)	36.8	74.9	111.7	37.3	61.5	98.8
Sold power percentage (%)	68.1	75.9	73.3	67.1	75.0	72.0
Announced customer power (MW)	55.9	108.6	164.5	55.9	97.2	153.1
Revenue (£’000)	146,931	201,764	348,695	143,901	181,649	325,550
Adjusted EBITDA (£’000)	69,377	94,349	163,726	69,104	84,135	153,239
EBITA per sold kW	2,045	1,205	1,478	2,161	1,358	1,655
Adjusted diluted EPS (p)			39.2			36.5
Return on capital employed (%)			15.2			15.2

4.   Exceptional items

Exceptional items are disclosed separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to the significance of their nature or amount.

The exceptional items are summarised in the table below and a full explanation of the separate items is given in the ‘adjusting items’ section of the Financial Review.

	Year ended	Year ended
	31	31
	December	December
	2014	2013
	£’000	£’000
Transaction-related expenses	—	3,157
Increase in onerous leases provision	3,113	1,204
Business review fees	1,838	—
Impairment of Turkish business and associated items	11,963	—
Departure of Chief Executive Officer	1,588	—
Departure of Group Finance Director	—	814
Total	18,502	5,175

The above exceptional items resulted in a tax credit of £2,143,000 (2013: £610,000 credit), which is included with in the tax charge on adjusting items.

In addition to the above operating exceptional items, in the prior year there was an exceptional tax charge of £1,663,000 relating to outstanding tax disputes.

5.   Expenses

The Group classifies its expenses by nature into the following categories. Power costs represent the total cost of power usage to the Group including environmental taxes. Property costs include rent payments, service charges and taxes, in addition to ancillary property costs such as insurance. Staff and staff-related costs include expenses such as training and recruitment, in addition to the staff remuneration costs. Other costs comprise operational maintenance costs, sales and administrative costs and cost of sales of services.

	Year ended 31 December 2014			Year ended 31 December 2013
		Adjusting	Statutory		Adjusting	Statutory
	Adjusted	items	total	Adjusted	items	total
	£’000	£’000	£’000	£’000	£’000	£’000
Power costs	50,581	—	50,581	47,162	—	47,162
Staff and staff-related costs	49,873	1,588	51,461	46,435	814	47,249
Property costs	40,886	3,476	44,362	40,296	1,204	41,500
Other costs	43,629	3,838	47,467	38,418	3,157	41,575
	184,969	8,902	193,871	172,311	5,175	177,486
Depreciation charges	49,976	—	49,976	45,761	—	45,761
Intangible assets charges	—	14,834	14,834	—	4,950	4,950
Total	234,945	23,736	258,681	218,072	10,125	228,197

6.   Finance costs

Gross cost of borrowings is principally made up of interest payable on the Group’s bank facility and amortisation of associated arrangement costs. Net cost of borrowings is stated after capitalising interest on assets in the course of construction.

	Year ended	Year ended
	31	31
	December	December
	2014	2013
	£’000	£’000
Interest payable on long-term loan	9,195	10,305
Interest payable on finance leases	747	760
Amortisation of loan arrangement costs	1,788	2,530
Gross cost of borrowings	11,730	13,595
Less interest capitalised	(3,691)	(5,376)
Net cost of borrowings	8,039	8,219
Loan commitment fees	713	588
Unwinding of discounts in respect of onerous leases	54	72
Other	154	190
Finance costs	8,960	9,069

7.   Income taxes

Current tax is provided in respect of taxable profits arising in the year, and also adjusting for under or over provision in prior years. Deferred tax is provided for items which are taxed over differing time periods to which the associated Income Statement revenues or costs arise.

	Year ended	Year ended
	31	31
	December	December
	2014	2013
	£’000	£’000
Current tax
Current tax on profit for the year	18,653	18,078
Adjustments in respect of prior years	(751)	(1,548)
Total current tax	17,902	16,530
Deferred tax
Origination and reversal of temporary timing differences	3,844	7,353
Adjustment in respect of prior years	647	942
Impact of change in UK tax rate	(1,101)	(1,603)
Total deferred tax	3,390	6,692
Income tax charge	21,292	23,222

The tax recorded in the income statement on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the Group as follows:

	Year ended 31 December 2014			Year ended 31 December 2013
		Adjusting	Statutory		Adjusting	Statutory
	Adjusted	items	total	Adjusted	items	total
	£’000	£’000	£’000	£’000	£’000	£’000
Profit before tax	104,876	(23,854)	81,022	98,515	(10,075)	88,440
Multiplied by weighted average local tax rates	24,908	(5,665)	19,243	23,751	(2,444)	21,307
Items not taken into account for tax purposes and other timing differences	986	2,268	3,254	693	576	1,269
Outstanding tax dispute (note 4)	—	—	—	—	1,663	1,663
Adjustment in respect of prior years	(104)	—	(104)	(606)	—	(606)
Impact of changed vesting assumptions on share-based payments	—	—	—	1,192	—	1,192
Impact of change in tax rates	(578)	(523)	(1,101)	(692)	(911)	(1,603)
Income tax charge	25,212	(3,920)	21,292	24,338	(1,116)	23,222

8.   Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, profit for the year as disclosed in the income statement, by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Benefit Trust.

Adjusted earnings per share is calculated on the same basis but uses the adjusted profit for the year (note 2). The adjusted earnings per share is presented as the Directors consider it provides an additional indication of the underlying performance of the Group.

	Year ended	Year ended	Year ended	Year ended
	31	31	31	31
	December	December	December	December
	2014	2013	2014	2013
	Unadjusted	Unadjusted	Adjusted	Adjusted
	basic	basic	basic	basic
Profit for the year (£’000)	59,730	65,218	79,664	74,177
Weighted average number of shares in issue (‘000)	202,698	202,249	202,698	202,249
Earnings per share (p)	29.5	32.2	39.3	36.7

Diluted earnings per share is calculated by dividing the profit for the year by the weighted average number of ordinary shares in issue during the year, adjusted for the weighted average effect of share options outstanding during the year.

Adjusted diluted earnings per share is calculated on the same basis but uses the adjusted profit for the year (note 2).

	Year ended	Year ended	Year ended	Year ended
	31	31	31	31
	December	December	December	December
	2014	2013	2014	2013
	Unadjusted	Unadjusted	Adjusted	Adjusted
	diluted	diluted	diluted	diluted
Profit for the year (£’000)	59,730	65,218	79,664	74,177
Weighted average diluted number of shares in issue (‘000)	203,438	203,052	203,438	203,052
Diluted earnings per share (p)	29.4	32.1	39.2	36.5

9.   Business combinations

On 10 September 2013, the Group acquired 100% of the share capital of 3DC EAD (‘3DC’) and on 2 December 2013, the Group acquired 100% of the share capital of PLIX Sp. z o.o. (‘PLIX’). Both of these acquisitions were disclosed on a provisional basis at 31 December 2013 because the Group had not completed its detailed appraisal of the acquired assets and liabilities at the date of those financial statements. The appraisals for both of these acquisitions were completed in the first half of 2014, resulting in an increase of £0.1m to the fair value of net assets acquired. There have been no business combinations in the year ended 31 December 2014.

10.     Property, plant and equipment

	Assets in the	Freehold
	course of	land and	Leasehold	Plant and	Office
	construction	buildings	improvements	machinery	equipment	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2013	129,156	8,545	271,560	405,622	8,582	823,465
Exchange differences	414	171	1,664	2,306	66	4,621
Acquisitions	37	1,212	381	4,179	150	5,959
Additions	65,711	—	7,743	35,227	952	109,633
Transfers	(63,935)	—	37,128	26,756	51	—
Disposals	—	—	(79)	(217)	(73)	(369)
At 31 December 2013	131,383	9,928	318,397	473,873	9,728	943,309
Exchange differences	(4,765)	(632)	(21,539)	(15,587)	(391)	(42,914)
Additions	66,581	—	10,173	43,706	1,464	121,924
Transfers	(59,460)	—	25,364	33,962	134	—
Disposals	(66)	—	(4,018)	(17,341)	(794)	(22,219)
At 31 December 2014	133,673	9,296	328,377	518,613	10,141	1,000,100
Accumulated depreciation
At 1 January 2013	—	28	83,968	144,050	6,331	234,377
Exchange differences	—	3	591	919	63	1,576
Charge for the year	—	55	16,437	28,533	736	45,761
Disposals	—	—	(40)	(221)	(61)	(322)
At 31 December 2013	—	86	100,956	173,281	7,069	281,392
Exchange differences	—	(22)	(5,871)	(7,087)	(298)	(13,278)
Charge for the year	—	59	15,259	33,778	880	49,976
Disposals	—	—	(4,013)	(17,141)	(791)	(21,945)
At 31 December 2014	—	123	106,331	182,831	6,860	296,145
Net book value
At 31 December 2014	133,673	9,173	222,046	335,782	3,281	703,955
At 31 December 2013	131,383	9,842	217,441	300,592	2,659	661,917
At 1 January 2013	129,156	8,517	187,592	261,572	2,251	589,088

The net book value of assets held under finance leases at 31 December 2014 was £25,786,000 (2013: £24,599,000). Such assets are categorised as plant and machinery in the above table.

Included within additions to assets in the course of construction for the year are capitalised finance and other costs (principally rent and rates incurred during the construction or commissioning phase) in respect of the Group’s new data centres, totalling £3,691,000 and £3,622,000 respectively (2013: £5,376,000 and £3,892,000).

Capital expenditure in respect of property, plant and equipment that had been contracted for but not provided for in the financial statements at 31 December 2014 amounted to £30,918,000 (2013: £22,680,000).

11.     Borrowings

Borrowings represent bank borrowings and obligations under finance leases. Bank borrowings relate to the Group’s senior debt facility and at the year end comprise a term loan of £100m and amounts drawn under a £300m revolving credit facility.

	31	31
	December	December
	2014	2013
	£’000	£’000
Current
Obligations under finance leases	5,027	4,637

Non-current
Bank borrowings	325,743	307,089
Obligations under finance leases	13,284	15,769
	339,027	322,858
Total borrowings	344,054	327,495

The maturity profile of borrowings is set out below:

	31	31
	December	December
	2014	2013
	£’000	£’000
Within one year	5,650	5,223
In one to two years	9,443	5,207
In two to three years	21,439	8,983
In three to four years	310,358	20,974
In four to five years	473	292,900
After five years	433	—
Gross borrowings	347,796	333,287
Less future interest and unamortised debt issue costs	(3,742)	(5,792)
Net borrowings	344,054	327,495

The Group pays LIBOR(1) (or equivalent based on currency) plus a margin on its borrowings. The Group uses interest rate swaps to fix the LIBOR, or equivalent, rate it pays on its borrowings. The split of borrowings between fixed and variable is shown below:

	31	31
	December	December
	2014	2013
	£’000	£’000
Fixed rate borrowings	279,990	294,042
Variable rate borrowings	67,806	39,245
	347,796	333,287
Percentage of bank borrowings at fixed rate	80.5%	88.2%

The Group has undrawn committed loan facilities at the year end as shown below:

	31	31
	December	December
	2014	2013
	£’000	£’000
Senior debt facility	400,000	400,000
Senior debt facility drawn	(328,167)	(311,298)
Rental guarantees issued under senior debt facility	(2,444)	(2,617)
Undrawn committed loan facility	69,389	86,085

(1)         A glossary of terms is included in note 17.

12.     Share capital

The allotted share capital of the Company is shown below:

	Number	Value
	‘000	£’000
At 31 December 2013	202,647	405
Shares issued under share option schemes	225	1
At 31 December 2014	202,872	406

Each ordinary share carries one vote at general meetings.

During the year, 154,000 new shares were issued under the Group’s share option schemes for a total consideration of £561,000, and 71,000 new shares were issued to the Employee Benefit Trust (‘EBT’) for a total consideration of £142. The shares issued to EBT were issued at a nominal value of £0.002 per share. In addition the EBT purchased from the open market 17,000 shares for a consideration of £113,000. These shares were purchased for the settlement of deferred bonus share awards.

In addition to the issue of new shares, during the year 200,000 shares were issued from the EBT under the Group’s share option schemes for a total consideration of £18,000.

All shares are fully paid with the exception of those held by the EBT. At the year end the EBT owed an amount of £53,000 (2013: £419,000) in respect of such shares.

13.     Cash flows from operations

A reconciliation of profit on ordinary activities before taxation to cash flows from operations is shown below:

	Year ended	Year ended
	31	31
	December	December
	2014	2013
	£’000	£’000
Profit on ordinary activities before taxation	81,022	88,440
Add finance costs	8,960	9,069
Less finance income	(86)	(106)
Add/(less) other financing items	118	(50)
Add intangible asset amortisation	5,234	4,950
Add exceptional items (note 4)	18,502	5,175
Adjusted operating profit (note 2)	113,750	107,478
Depreciation charge	49,976	45,761
(Profit)/loss on disposal of property, plant and equipment	200	(28)
Share-based payment charges	3,103	3,095
Movement in trade and other receivables	(2,911)	(8,068)
Movement in trade and other payables	(5,956)	(5,995)
Movement in deferred income	993	6,721
Movement in provisions	(3,695)	(999)
Exchange movement	(6,472)	(2,061)
Cash inflow from operations	148,988	145,904

14.     Contingent liabilities

Financial guarantees granted by the Group’s banks, primarily in respect of operating leases, are disclosed in note 11.

At the inception of a property lease and annually thereafter, the Directors assess the cost of restoring leasehold premises to their original condition at the end of the lease and the likelihood of such costs actually being incurred. If the likelihood of this liability arising is judged to be possible, rather than probable, it is disclosed as a contingent liability. When assessing the likelihood of this liability arising, the Directors take into account the terms of the lease. If the likelihood of this liability arising is judged to be probable and can be reliably estimated, the discounted cost of the liability is included in leasehold improvements and is depreciated over the duration of the lease.

At 31 December 2014 the net present value of the cost of reinstating leasehold properties at the end of leases in accordance with the lease contracts was estimated to be up to £7,990,000 (2013: £7,810,000). The leases expire over a period of up to 27 years. The Group has contractual capital commitments £30,918,000 (2013: £22,680,000) and future expected commitments of £8,765,000 (2013: £5,260,000) relating to the phased delivery of infrastructure to provide the currently available customer power.

15.     Related party transactions

There were no related party transactions, other than remuneration to key management, during the year.

16.     General information

Telecity Group plc is a company incorporated and domiciled in the United Kingdom and has Sterling as its presentation and functional currency. Telecity Group plc and its subsidiaries operate in the internet infrastructure facilities and associated services industry within Europe.

The Company is a public limited company which is listed on the London Stock Exchange. The address of its registered office is Masters House, 107 Hammersmith Road, London W14 0QH.

17.     Glossary of terms

Below is a glossary of terms commonly used by the Group:

Announced customer power — Available customer power once all currently announced expansion projects are complete.

Available customer power — Power that the Group has available to sell to customers, including the amount already sold.

Churn — The annualised value of contract losses or downsizing of contracts, divided by the revenue for the year.

Cost of drawn debt — Interest payable on long-term loans and finance leases (note 6) divided by the average borrowings (note 11) during the year.

Diluted earnings per share — Profit attributable to the owners of the parent divided by the weighted average number of ordinary shares in issue during the year, adjusted for the weighted average effect of share options outstanding during the year.

EBITA — Earnings before interest, taxation and amortisation. A reconciliation from EBITA to operating profit is contained in note 2.

EBITA per sold kW — EBITA for the year divided by the average sold kW during the year.

EBITDA — Earnings before interest, taxation, depreciation and amortisation. A reconciliation from EBITDA to operating profit is contained in note 2.

EBT — Employee Benefit Trust. Trust used to acquire and hold shares in the Company for settlement of share based payment obligations.

Gross interest rate — Gross cost of borrowings (note 6) divided by the average borrowings (note 11) during the year.

Investment capital expenditure — Capital expenditure that results in additional available customer power or a significant enhancement to the currently installed asset base.

Leverage — Year end net debt divided by adjusted EBITDA for the year.

LIBOR — London interbank offered rate. The average interest rate estimated by leading banks in London that the average leading bank would be charged if borrowing from other banks.

LTIP — Long term incentive plan. A share option scheme awarded to the Executive Directors and other senior management executives.

Net debt — Borrowings (note 11) less cash.

Operating free cash flow — Cash inflow from operating activities as stated on the cash flow statement less operational property, plant and equipment capital expenditure. Capital expenditure is classified as operating rather than investment if it does not result in additional available customer power or a significant enhancement to the currently installed asset base.

Organic currency neutral — For organic growth rates, the contribution from acquisitions made in the current year is excluded, and for acquisitions made in the previous year, the full year contribution is included in the prior year results. Currency-neutral results are calculated by retranslating the prior year results using current year exchange rates.

ROCE — Return on capital employed. EBITA divided by the average equity plus debt during the year.

Revenue per sold kW — Revenue for the year divided by the average sold kW during the year.

Sold power percentage — Year end sold customer power divided by year end available customer power.